



SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

Asker, 13 February 2007



Dear Sir/Madam,

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

PROCESSED
FEB 28 2007
THOMSON
FINANCIAL

Håkon Volldal
VP Investor Relations & Business Development
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

14.02.07 07:34 Marked=OB TOM **FOURTH QUARTER 2006 RESULTS** delårsresultat 204K 1334K

Revenues of 1,054 MNOK (+56 percent relative to 675 MNOK in fourth quarter 2005)
Operating profit of 135 MNOK (79 MNOK in fourth quarter 2005)
Cash flow from operations of 254 MNOK (131 MNOK in fourth quarter 2005)

Collection Technology - Deposit Solutions
Revenues equaled 625 MNOK in fourth quarter 2006, an increase of 76 percent compared to 2005. Total 2006 revenues of 2,429 MNOK up 105 percent versus 2005. The main driver for both the quarterly and full-year growth was increased sales to Germany. The operating profit in the quarter came in at 123 MNOK versus 66 MNOK in 2005.

Materials Handling
Revenues in fourth quarter 2006 increased by 37 percent to 41.6 MUSD. Total 2006 revenues were up 21 percent to 1,021 MNOK. The main drivers were increased volumes and attractive commodity prices in California. Operting profits increased from 5 MNOK in fourth quarter 2005 to 26 MNOK in 2006.

Industrial Processing Technology
Revenues in the quarter amounted to 155 MNOK, an increase of 32 percent versus 2005. Total 2006 revenues were up 33 percent to 504 MNOK. Strong organic growth in TiTech was the main reason for the growth. Operating profits were up from 19 MNOK in fourth quarter 2005 to 24 MNOK in 2006.

Collection Technology - Non-Deposit Solutions
Change of main sub-supplier to the Tesco project in the UK in November 2006 caused extra costs of 15 MNOK and delayed deliveries. A new main sub-supplier has been appointed, and 7 centers had been shipped by the end of 2006. TOMRA is on track for delivery of ~90 centers in second and third quarter 2007.

In Tokyo, TOMRA and Sumitomo Corporation now have a total of approximately 50 reverse vending machines installed in eight wards. The project has attracted a lot of interest from Japanese media and new products tailored to the Japanese market are now being developed to accelerate sales.

Asker, 13 February 2007
Tomra Systems ASA


TOMRA®



FOURTH QUARTER 2006

Highlights from fourth quarter 2006 include:

- Revenues of 1,054 MNOK (+56 percent relative to 675 MNOK in fourth quarter 2005)
- Operating profit of 135 MNOK (79 MNOK in fourth quarter 2005)
- Strong cash flow from operations of 254 MNOK (131 MNOK in fourth quarter 2005)
- Continued strong performance in Germany with ~1,500 machines installed
- Significant improvements in all business areas

TOMRA FOURTH QUARTER 2006

CONSOLIDATED FINANCIALS

Revenues in the fourth quarter 2006 amounted to 1,054 MNOK, up 56 percent from 675 MNOK in 2005. Organic growth adjusted for currency fluctuations and the acquisition of CommoDaS was 52 percent.

Gross margin equaled 33 percent in the quarter, which is down from 38 percent in the corresponding period in 2005. This is a temporary decline due to a high volume contract in Germany with lower gross margin. Operating profit in the quarter equaled 135 MNOK, a significant improvement compared to 79 MNOK last year. The increase was due primarily to increased sales within all business segments, partly offset by 20 MNOK in one-off costs related to the projects in the UK and Presona. Net financial income in the period was positive at 3 MNOK influenced by a 5 MNOK currency gain.

Cash flow from operations in the fourth quarter 2006 equaled 254 MNOK and the total cash balance at the end of the quarter was 286 MNOK, down from 491 MNOK at the same point in time in 2005. The main reasons for the negative change in the cash balance and increased interest bearing debt versus 2005 are increased working capital requirements related to Germany and buybacks of approximately 9.6 million shares.

SEGMENT REPORTING

Collection Technology – Deposit Solutions

Revenues in the Collection Technology segment equaled 625 MNOK in fourth quarter 2006, an increase of 76 percent versus 2005. Total revenues for 2006 were up 105 percent. The main driver for both the quarterly and the full-year growth was increased sales to Germany, but also other markets contributed positively.

Gross margin in the quarter equaled 37 percent, down from 45 percent in the corresponding period in 2005. This was a consequence of significant deliveries under the 4,000 machine order from Germany with lower than usual gross margin. The operating profit of 123 MNOK in the quarter represented a near doubling of the 66 MNOK generated in fourth quarter 2005.

Figures in NOK million	4q06	4q05	2006	2005
Revenues	625	356	2,429	1,183
- Nordic	*140*	*97*	*422*	*377*
- Central Europe	*378*	*157*	*1,616*	*433*
- US East & Canada	*107*	*102*	*391*	*373*
Gross contribution*	228	159	981	541
- in %	*37%*	*45%*	*40%*	*46%*
Operating expenses**	105	93	417	424
Operating profit	123	66	564	117
- in %	*20%*	*19%*	*23%*	*10%*
** includes charges of*	-	-	-	*12*
***includes charges of*	-	*6*	-	*46*

Europe

Revenues in Europe equaled 518 MNOK in the fourth quarter 2006, up 104 percent versus 2005. On an annual basis revenues increased by 152 percent to 2,038 MNOK. Currency fluctuations had limited effect on the growth.

TOMRA installed 1,450 new machines and upgraded 50 existing machines in Germany in fourth quarter 2006. Thus the estimate of 1,300 machine placements was exceeded. Of the 9,800 machines ordered from TOMRA in Germany so far, approximately 8,800 machines were installed in 2006 and 100 in 2005. 900 machines, which were previously scheduled for installation in 2006, have been moved into 2007 as commented in the previous quarterly report.

Revenues from European markets outside of Germany increased significantly in the quarter. In the Nordic countries revenues grew by 44 percent due to high machine sales. Holland also showed strong momentum on the back of upgrades and new software updates and installations. In addition, the service business continued to develop favorably. As a result of increased focus, service revenues from European markets generated almost 500 MNOK in revenues in 2006 (excluding installation fees in Germany).

In Finland, the current deposit system will be expanded to also include non-refillable plastic bottles from 1 January 2008. This presents TOMRA with an opportunity to replace old machines with new and to expand backroom solutions. Early 2007 TOMRA signed contracts with an aggregated value of almost 150 MNOK. TOMRA has also signed contracts in Denmark worth approximately 50 MNOK in early 2007.

Based on the fact that TOMRA has not yet received significant new orders from Germany for delivery in first half 2007, revenues and profits in the segment will come down compared to 2006.

US East & Canada

Revenues in US East and Canada equaled 16.8 MUSD in fourth quarter 2006, up 8 percent compared to fourth quarter 2005. Measured in NOK the increase was 5 percent. Favorable machine placements and mix effects were the key drivers as container volumes in the quarter were down. 2006 revenues were up 5 percent measured in both USD and NOK versus 2005. A total of 1,700 machines were sold or leased in North America in 2006.

Materials Handling

Revenues within Materials Handling in fourth quarter 2006 increased by 37 percent to 41.6 MUSD. Full-year revenues were up 21 percent measured in USD and 20 percent measured in NOK to 1,021 million.

Gross margin in the quarter was flat compared to last year despite increased sourcing of commercial volumes in California, which usually have lower margins than the other activities in the segment. 26 MNOK in operating profit represented a strong development versus 5 MNOK last year even when adjusting for 2005 restructuring charges of 6 MNOK.

Figures in NOK million	4q06	4q05	2006	2005
Revenues	266	201	1,021	848
- US East & Canada	*119*	*105*	*500*	*469*
- US West	*147*	*96*	*521*	*379*
Gross contribution	55	43	221	196
- in %	*21%*	*21%*	*22%*	*23%*
Operating expenses*	29	38	120	131
Operating profit	26	5	101	65
- in %	*10%*	*2%*	*10%*	*8%*
**includes charges of*	-	6	-	6

US East & Canada

Revenues in the quarter increased by 18 percent to 18.7 MUSD. Growth was driven by a processing agreement in Canada and by materials marketing activities, partly offset by a decline in container volumes. Total revenues for 2006 were up 7 percent compared to last year measured in both USD and NOK.

California

The Californian operations experienced a significant revenue increase of 58 percent to 22.9 MUSD in fourth quarter due to growth in container volumes, favorable commodity pricing and processing on behalf of third party entities. Annual revenues increased by 38 percent in USD and 37 percent in NOK.

Industrial Processing Technology

Fourth quarter 2006 revenues amounted to 155 MNOK, an increase of 32 percent versus the same period in 2005. Growth was driven by strong sales in both TiTech and Orwak Group and the inclusion of CommoDaS. Total 2006 revenues were up 33 percent, mostly driven by strong organic growth in TiTech. Operating profit in the quarter increased to 24 MNOK from 19 MNOK in 2005.

Figures in NOK million	4q06	4q05	2006	2005
Revenues	155	117	504	379
- Nordic	*22*	*27*	*65*	*83*
- Central Europe & UK	*67*	*74*	*262*	*203*
- Rest of Europe	*32*	*1*	*87*	*30*
- US East & Canada	*13*	*10*	*31*	*23*
- Rest of World	*21*	*5*	*59*	*40*
Gross contribution	72	53	240	174
- in %	*46%*	*45%*	*48%*	*46%*
Operating expenses*	48	34	161	137
Operating profit	24	19	79	37
- in %	*15%*	*16%*	*16%*	*10%*
**includes charges of*	-	2	-	5

Recognition & sorting platform

2006 was the fourth year in a row for TiTech in setting new highs. Revenues increased by 40 percent compared to the previous record year of 2005. Strong growth in the company's traditional operations in combination with increased sales within new segments and markets were instrumental in delivering the good results.

CommoDaS had a strong second half 2006. The company had strong organic growth and a sound margin structure in 2006. Continued growth in 2007 will improve margins further.

Volume reduction platform

Orwak Group AB also had a positive development of its business in 2006. Revenues increased by 4 percent, and its efforts toward selling its smaller vertical compactors in particular showed significant progress. This product area had an increase in revenues of 7 percent, while the sale of large, horizontal balers went down compared to 2005 because of postponed deliveries of certain significant orders. Profitability was negatively impacted by 5 MNOK in one-off costs in Presona.

Collection Technology – Non-Deposit Solutions

In fourth quarter 2006 TOMRA booked 8 MNOK in revenues in this segment compared to 1 MNOK in 2005. On a full year basis, revenues came in at NOK 11 million in 2006 versus NOK 3 million in 2005. Due to extensive investments in technology, particularly related to the industrialization of the

Tomra Recycling Center (TRC), the operating loss in this segment equaled NOK 73 million in 2006 compared to a loss of NOK 66 million in 2005.

Figures in NOK million	4q06	4q05	2006	2005
Revenues	8	1	11	3
- Central Europe & UK	*7*	*-*	*7*	*-*
- Rest of World	*1*	*1*	*4*	*3*
Gross contribution	(7)	-	(9)	0
- in %	-	-	-	-
Operating expenses	27	8	64	66
Operating profit	(34)	(8)	(73)	(66)

The UK

TOMRA and TESCO continue to work together on the roll-out of the 100 TRCs ordered. 7 centers were shipped and 5 centers installed during fourth quarter 2006. The new centers have been well received by consumers and volumes are developing favorably.

Costs related to the industrialization of the product were high in the fourth quarter for two reasons. First, TOMRA had to change its key sub-supplier late November 2006. This caused extra costs of 15 MNOK in the quarter and delays in the installation schedule. The Swedish company Partnertech has been appointed new main sub-supplier, and installations will continue in first quarter 2007 to compensate for the delays in fourth quarter 2006. Second, TOMRA has built up a UK organization responsible for installation and service. A remote control center has also been established to monitor the performance and operation of the TRCs.

TOMRA is on track for delivery of ~90 centers in second and third quarter 2007.

Japan

At the end of December 2006, the total number of TOMRA installations in Japan was approximately 150. In Tokyo, TOMRA and Sumitomo Corporation now have close to 50 reverse vending machines installed in eight wards. The machines are working according to expectations with an average of almost 700 beverage containers collected per machine per day.

New machine models are being developed specifically for Japan in order to create even more momentum. The project is also attracting a lot of interest from media. Japan's largest newspaper, Yomiuri Shimbun, ran a front-page article on the project in November and the national broadcaster NMK aired a 3 minute segment on the opening of a new site. All in all TOMRA and Sumitomo are on track towards the short-term goal of reaching an installed base of 100 machines in the Tokyo area before summer 2007.

Other markets

TOMRA is in early discussions with several potential customers regarding TRC projects in markets outside the UK. It is too early to conclude on the outcome, but increased awareness around recycling in general and retailers' responsibilities in particular provides a good basis for discussions. Based on recent experiences it is now more a question of when rather than if we will see new pilots or projects in other non-deposit markets.

SHARES AND SHAREHOLDERS

The total number of issued shares at the end of fourth quarter 2006 was 173,641,864 shares, including 9,221,547 treasury shares. In accordance with the decision by the extraordinary AGM in 2006 8,951,647 treasury shares will be deleted. Consequently 164.7 million shares will be outstanding once the cancellation has been approved by the Company Register in Norway.

The total number of shareholders decreased from 13,960 at the end of third quarter 2006 to 12,218 at the end of fourth quarter 2006. 65 percent of TOMRA's shareholders were Norwegian residents at the end of fourth quarter 2006.

TOMRA's share price increased from NOK 39.80 to NOK 43.00 during fourth quarter 2006. The number of shares traded at the Oslo Stock Exchange in the period was 105 million shares compared to 181 million in 2005.

For 2006, the Board proposes a dividend of 0.40 NOK per share. The AGM on 17 April 2007 will finally decide on the dividend distribution.

Asker, 13 February 2007

The Board of Directors
TOMRA SYSTEMS ASA

Jan Chr. Opsahl	Amund Skarholt
Chairman of the Board	President & CEO

FINANCIAL STATEMENT – FOURTH QUARTER 2006

INCOME STATEMENT	4th Quarter		Accumulated 31 December	
(Figures in NOK million)	**2006**	**2005**	**2006**	**2005**
Operating revenues	1054.2	675.1	3965.0	2413.1
Cost of goods sold	686.3	398.7	2452.5	1433.9
Depreciations/write-down	20.4	22.1	79.7	68.5
Gross contribution	*347.5*	*254.3*	*1432.8*	*910.7*
Operating expenses	182.8	150.0	684.0	673.5
Depreciations/write-down	29.9	25.6	93.8	104.2
Operating profit	*134.8*	*78.7*	*655.0*	*133.0*
Net financial income	3.3	5.0	1.2	14.5
Profit before taxes	*138.1*	*83.7*	*656.2*	*147.5*
Taxes	45.3	27.3	216.3	55.2
Net profit continued operations	92.8	56.4	*439.9*	*92.3*
Profit/(loss) on discontinued operations	0.0	0.0	0.0	(70.4)
Net profit for the period	*92.8*	*56.4*	*439.9*	*21.9*
Minority interest	(2.9)	(1.5)	(12.7)	(13.6)
Earnings per share (NOK)	*0.54*	*0.31*	*2.48*	*0.05*

BALANCE SHEET	31 December	
(Figures in NOK million)	**2006**	**2005**
ASSETS		
Intangible assets	775.8	683.3
Leasing equipment	117.9	154.0
Other fixed assets	632.9	659.2
Inventory	524.5	334.1
Short-term receivables	972.6	671.6
Cash and cash equivalents	286.4	491.4
TOTAL ASSETS	*3310.1*	*2993.6*
LIABILITIES & EQUITY		
Paid-in capital	1582.7	1592.3
Retained earnings	388.9	573.6
Minority interests	65.8	75.2
Deferred taxes	19.8	18.0
Long-term interest-bearing liabilities	372.3	27.8
Short-term interest-bearing liabilities	7.8	33.5
Other liabilities	872.8	673.2
TOTAL LIABILITIES & EQUITY	*3310.1*	*2993.6*

CASH FLOW STATEMENT	4th Quarter		Accumulated 31 Dec.	
(Figures in NOK million)	**2006**	**2005**	**2006**	**2005**
Profit before taxes	138.1	83.7	656.2	147.5
Changes in working capital	79.8	23.3	(339.2)	(51.4)
Other operating changes	35.8	23.9	29.1	146.4
Total cash flow from operations	253.7	130.9	346.1	242.5
Total cash flow from investments	(18.3)	(14.2)	(252.4)	(176.5)
Total cash flow from financing	36.3	(206.0)	(300.3)	(566.1)
Total cash flow for period	*271.7*	*(89.3)*	*(206.6)*	*(500.1)*
Exchange rate effect on cash	(0.4)	8.6	1.6	8.5
Opening cash balance	15.1	572.1	491.4	983.0
Closing cash balance	286.4	491.4	286.4	491.4

EQUITY	Accumulated 31 Dec.	
(Figures in NOK million)	2006	2005
Opening balance	*2165.9*	*2563.8*
Net profit	427.1	8.3
Translation difference	(82.1)	118.5
Equity settled transactions	(63.0)	15.4
Other equity adjustments	0.0	(7.7)
Dividend paid	(60.9)	(321.3)
Net purchase of own shares	(415.4)	(211.1)
Closing balance	*1971.6*	*2165.9*

INTERIM RESULTS	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
(Figures in NOK million)	2006	2006	2006	2006	2005
Operating revenues (MNOK)	1054.2	1068.0	1020.4	822.4	675.1
EBITDA (MNOK)	185.1	234.2	243.7	165.5	126.4
Operating profit (MNOK)	134.8	194.1	202.7	123.4	78.7
Sales growth (year-on-year) (%)	56.2	66.5	72.1	63.2	20.1
Gross margin (%)	33.0	35.2	38.8	38.1	37.7
Operating margin (%)	12.8	18.2	19.9	15.0	11.7
EPS (NOK)	0.54	0.71	0.76	0.47	0.31
EPS (NOK) fully diluted	0.54	0.71	0.76	0.47	0.31

NOTES:

The 2006 and 2005 financial figures have been prepared and presented based upon International Financial Reporting Standards (IFRS). This quarterly report has been prepared in accordance with IAS34, and in accordance with the principles used in the annual accounts for 2006. The quarterly figures do not however include all information required for a full annual financial statement of the Group and should be read in conjunction with the annual financial statement for 2006. The quarterly figures have not been audited. The quarterly reports require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ form these estimates. The significant judgments made by management in preparing these condensed consolidated interim financial statements in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ending 31 December 2006.

Revenue recognition: Revenues from sales and sales-type leases of the company's products are generally recognized at the time of installation. Revenues from service contracts and operating leases of the company's products are recognized over the duration of the related agreements. Other service revenues are recognized when services are provided.

Use of financial instruments: The Group does not apply hedge accounting in accordance with IAS39 on any contracts as of 31 December 2006.

Seasonality: The Materials Handling operations, and to some extent the US Collection Technology operations, are influenced by seasonality. The seasonality mirrors the beverage consumption pattern in the US, which normally is higher during the summer (2Q and 3Q) than during the winter (1Q and 4Q).

Segment reporting: TOMRA has divided its primary reporting format into four business segments: Collection Technology – Deposit Solutions, Materials Handling, Industrial Processing Technology and Collection Technology – Non-Deposit Solutions. In addition, the corporate overhead costs are reported in a separate column. The split is based upon the risk- and return profile of the Group's different activities; also taking into consideration TOMRA's internal reporting structure.

- Collection Technology - Deposit Solutions consists of the sale, lease and servicing of RVMs to retail stores in Europe and North America plus related data management systems, which monitor container collection volumes and related cash flows.
- Materials Handling consists of pick-up, transportation and processing of empty beverage containers on behalf of beverage producers/fillers on the US East Coast and in Canada. In addition, this segment includes the collection activities in California, where TOMRA owns and operates a number of collection centers outside retail stores.
- Industrial Processing Technology consists of TiTech Visionsort and CommoDaS, which provide advanced optical sorting systems, and Orwak Group, a leading provider of compaction solutions for recyclables such as cardboard, paper and plastics.
- Collection Technology – Non-Deposit Solutions consist of general business development activities and projects in e.g. Japan and UK. The segment includes activities related to the Tomra Recycling Center (TRC), a fully automated low cost recycling center for non-deposit markets.
- Group Functions consist of costs related to corporate functions at TOMRA's headquarters.

Assets and liabilities are distributed on the different business segments, except for cash, interest-bearing debt and tax-positions, which are allocated to Group Functions. There are no material segment revenues from transactions with other segments.

Discontinued operations comprise TOMRA's Brazilian operations, which were sold in August 2005. The result from discontinued operations is presented in a separate line in the Profit and Loss statement.

APPENDIX: SEGMENT FINANCIALS

SEGMENT	Collection Technology – Deposit Solutions		Materials Handling		Industrial Processing Technology		Collection Technology – Non-Deposit Solutions		Group Functions		Total	
(Figures in NOK million)	4th Quarter		4th Quarter		4th Quarter		4th Quarter		4th Quarter		4th Quarter	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenues	625	356	266	201	155	117	8	1	-	-	1054	675
- Nordic	*140*	*97*	-	-	*22*	*27*	-	-	-	-	*162*	*124*
- Central Europe & UK	*378*	*157*	-	-	*67*	*74*	-	-	-	-	*452*	*231*
- Rest of Europe	-	-	-	-	*32*	*1*	-	-	-	-	*32*	*1*
- US East & Canada	*107*	*102*	*119*	*105*	*13*	*10*	-	-	-	-	*239*	*217*
- US West	-	-	*147*	*96*	-	-	-	-	-	-	*147*	*96*
- Rest of World	-	-	-	-	*21*	*5*	*1*	*1*	-	-	*22*	*6*
Gross contribution	228	159	55	43	72	53	(7)	0	0	0	348	255
- in %	*37%*	*45%*	*21%*	*21%*	*46%*	45%	-	-	-	-	*33%*	*38%*
Operating profit	123	66	26	5	24	19	(34)	(8)	(4)	(3)	135	79
- in %	*20%*	*19%*	*10%*	*2%*	*15%*	*16%*	-	-	-	-	*13%*	*12%*

SEGMENT	Collection Technology – Deposit Solutions		Materials Handling		Industrial Processing Technology		Collection Technology – Non-Deposit Solutions		Group Functions		Total	
(Figures in NOK million)	Accumulated 31 Dec		Accumulated 31 Dec		Accumulated 31 Dec		Accumulated 31 Dec		Accumulated 31 Dec		Accumulated 31 Dec	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenues	2429	1183	1021	848	504	379	11	3	-	-	3965	2413
- Nordic	*422*	*377*	-	-	*65*	*83*	-	-	-	-	*487*	*460*
- Central Europe & UK	*1616*	*433*	-	-	*262*	*203*	7	-	-	-	*1885*	*636*
- Rest of Europe	-	-	-	-	*87*	*30*	-	-	-	-	*87*	*30*
- US East & Canada	*391*	*373*	*500*	*469*	*31*	*23*	-	-	-	-	*922*	*865*
- US West	-	-	*521*	*379*	-	-	-	-	-	-	*521*	*379*
- Rest of World	-	-	-	-	*59*	*40*	*4*	*3*	-	-	*63*	*43*
Gross contribution	981	541	221	196	240	174	(9)	0	0	0	1433	911
- in %	*40%*	*46%*	*22%*	*23%*	*48%*	46%	-	-	-	-	*36%*	*38%*
Operating profit	564	117	101	65	79	37	(73)	(66)	(16)	(20)	655	133
- in %	*23%*	*10%*	*10%*	*8%*	*16%*	*10%*	-	-			*17%*	*6%*
Investments	*109*	*109*	*103*	*72*	*155*	*142*	*5*	2	-	-	*371*	*325*
Assets	1545	1226	700	694	698	477	18	5	349	591	3310	2994
Liabilities	564	466	93	118	114	70	2	2	500	97	1273	752


Helping the world recycle
TOMRA
Fiscal Year 2006

A record year for TOMRA

- **Strong overall performance**
  - 3,965 MNOK in revenues, up 64% vs. 2005
  - 655 MNOK in EBIT, 4 times 2005 EBIT despite 20 MNOK in one-off costs in 4Q06
  - Cash flow from operations of 346 MNOK vs. 243 MNOK in 2005
- **Extraordinary year in Germany**
  - ~8,800 machines installed
  - Orders for almost 6,000 machines signed during 2006
- **Performance excluding machine sales in Germany confirming TOMRA's long-term financial targets**
  - Turnaround after 5 years of declining revenues and profits
  - Revenues up 17% versus 2005
  - EBIT up ~50% versus 2005

Financial highlights – Profit and loss statement (IFRS continued operations*)

Figures in NOK million	4Q 2006	4Q 2005	FY 2006	FY 2005
Revenues	1,054	675	3,965	2,413
• Collection Technology	625	356	2,429	1,183
• Materials Handling	266	201	1,021	848
• Industrial Processing Technology	155	117	504	379
• Development initiatives	8	1	11	3
Gross contribution	348	255	1,433	911
Gross margin	*33%*	*38%*	*36%*	*38%*
Operating expenses	213	176	778	778
Operating profit	135	79	655	133
Operating margin	*13%*	*12%*	*17%*	*6%*
EPS (in NOK)	*0.54*	*0.31*	*2.48*	*0.05*
Excluding 2005 restructuring charges				
Gross contribution	348	255	1,433	923
Gross contribution margin	*33%*	*38%*	*36%*	*38%*
Operating expenses	213	162	778	711
Operating profit	135	93	655	212
Operating profit margin	*13%*	*14%*	*17%*	*9%*

Financial highlights - Balance sheet, cash flow and capital structure

Figures in NOK million	2006	2005
ASSETS	3,310	2,994
• Intangible assets	776	683
• Leasing equipment	118	154
• Other fixed assets	633	659
• Inventory	524	334
• Short-term receivables	973	672
• Cash and cash equivalents	286	492

- **Cash flow from operations**
  - 254 MNOK in 4Q 2006, 346 MNOK in 2006
  - Working capital increased vs. 2005 due to Germany – reduction in 4Q06 vs. 3Q06, further reduction expected in 2007
- **Share buy-backs**
  - 414 MNOK spent on share buy-backs in 2006, 270 MNOK in 4Q 2006
  - ~9 million treasury shares will be deleted
  - 0.6 million shares already bought back under current program valid until AGM in 2008
- **Dividends**
  - The Board will propose a 2006 dividend of 0.40 NOK per share (AGM in April will finally decide on dividend distribution)

Checklist 2006






To-do list 2006	Status
• Maximize value of German opportunity	✓
• Accelerate Nordic and US replacement sales	-
• Roll out UNO & T-820	(✓)
• Reduce COGS through production/sourcing improvements	✓
• Capitalize on Holland opportunity	✓
• Consolidate sorting plant operations	✓
• Outsource certain labor-intensive activities	✓
• Maximize commodity pricing opportunities	(✓)
• New segments and markets for TiTech	✓
• Focused sales and marketing efforts in Orwak Group	✓
• Selected M&A	✓
• Sign agreement with Sumitomo during 1H 2006	✓
• Obtain TESCO decision on expansion of TRC program	✓
• Invest in selected new initiatives	✓



TOMRA SYSTEMS ASA 082 - 03334

Positive momentum in underlying business


Revenue development in TOMRA 2000-2006
NOK million
3000
2500
2000
1500
1000
500
0
2000 2001 2002 2003 2004 2005 2006
Collection Technology - NDS
Industrial Processing Technology
Materials Handling
Collection Technology - DS
Excl. non-refillable machine sales in Germany

Performance in 2006 vs. 2005 has been very strong even when adjusting for 2005 restructuring costs and non-refillable machine sales in Germany
- 17% revenue growth
- Stable gross margin
- Reduced opex
- ~50% increase in EBIT

This is in line with our long-term financial targets of
- >10% revenue growth
- Stable gross margin
- 4-6% opex increase
- 15-25% EBIT increase


Helping the world recycle
TOMRA
T-83 HCp
Collection Technology
Deposit Solutions



Collection Technology (deposit) – Financials

Figures in NOK million	4Q 2006	4Q 2005	FY 2006	FY 2005
Revenues	625	356	2,429	1,183
• Nordic	140	97	422	377
• Central Europe & UK	378	157	1,616	433
• US East/Canada	107	102	391	373
Gross contribution	228	159	981	541
In %	*37%*	*45%*	*40%*	*46%*
Operating expenses	105	93	417	424
Operating profit	123	66	564	117
In %	*20%*	*19%*	*23%*	*10%*
Excluding 2005 restructuring charges				
Gross contribution	228	159	981	553
Gross contribution margin	*37%*	*45%*	*40%*	*47%*
Operating expenses	105	87	417	378
Operating profit	123	72	564	175
Operating profit margin	*20%*	*20%*	*23%*	*15%*

Collection Technology (deposit) – Highlights

TOMRA

Europe

- Revenues of 2,038 MNOK, up 152% versus 2005; currency effects had limited impact
  - 8,800 RVM installations in Germany key growth driver
  - Strong year in the Nordics, up 12% compared to 2005
  - Eastern Europe up 15% and Western Europe up 5% versus 2005
- Strong increase in service revenues, which adjusted for installation revenues in Germany equalled approximately 500 MNOK

North America

- Revenues of 61.0 MUSD, up 5% versus 2005; measured in NOK revenues also increased 5% to 391 MNOK
  - ~1,000 sale placements and ~700 leased machines
  - Replacement contract in Michigan for 70 MNOK
- Improved gross margins and reduced operational expenses resulted in improved profitability
- Election in NY state positive in terms of a potential introduction of deposit on water bottles during 2007

Order and installation status in Germany

TOMRA

ESTIMATES

Installation schedule for received orders
Number of machines

Period	Machines
4Q05	~ 100
1Q06	~ 2,000
2Q06	~ 3,000
3Q06	~ 2,300
4Q06	~ 1,500
1H 2007	~900
TOTAL	**~ 9,800**

- TOMRA has received orders for 8,500 new machines and 1,300 upgrades so far
- In addition 500 UNOs have been installed
- 1,450 new machines installed and 50 existing machines upgraded in 4Q
- Of the 900 machines yet to be installed, almost all are new machines

More orders from Germany expected in 2007

TOMRA

ESTIMATES

Demand for RVMs in Germany
Number of machines

	Accumulated market potential 2006-2008	Orders awarded so far
Total	~30,000	~17,000
Others		~7,200
TOMRA		~9,800

What can we expect in 2007?

NORMA/PLUS: Potential of ~3,000-3,500 machines, decisions expected during 2007

Edeka/REWE: Potential of ~2,000 upgrades/new machines during 2007

Aldi/Lidl: New store openings, more complex solutions (>500 machines)

Based on current visibility, potential orders will have minor impact on first half figures

Contracts with an accumulated value of ~200 MNOK signed in early 2007

TOMRA

Finland

- TOMRA has received an order worth ~80 MNOK for 250 new reverse vending systems plus upgrades of existing machines from a large Finnish retailer. The machines will be installed during 2007 and 2008
- In total, TOMRA has received orders with an accumulated value of ~150 MNOK in Finland so far this year

Denmark

- TOMRA has signed agreements with an aggregate value of ~50 MNOK for delivery of compactors and reverse vending machines to retail stores 2007

Holland

- TOMRA is experiencing strong sales due to the introduction of deposit on large PET bottles in 2006
- Software development projects have also generated strong momentum in early 2007

We target annual recurring service revenues of more than 1 bn NOK in 2009

TOMRA

ESTIMATES

Potential service revenue development in TOMRA 2006-2009

NOK million



~500
~200
>150
>100
~1,000
~100
~50
>1,000
RVMs Europe 2006
RVMs USA 2006
Germany (full effect 2009)
Organic growth 2007-2009
RVM service revenues 2009
IPT 2009
Non-deposit 2009
TOTAL service revenues 2009



TOMRA SYSTEMS ASA
082 - 03334

Technology highlights

TOMRA



The UNO RVM is now sold with GPRS functionality enabling "plug and play" installation and providing flexibility in terms of machine placement in the store

The T-63 HCp is the perfect solution for stores with medium volumes of non-refillable containers and limited space

- Flexible, high capacity, low-cost sourcing and production strategy implemented
- 90% of RVMs produced in 2006 based on one platform
- New compactor platform implemented throughout the portfolio, including glass crusher
- New medium-end RVM with integrated compaction (T-63 family) developed and delivered
  - In 2006 to Germany
  - In 2007 to other European countries, Japan and the US
- NFR funded research project started together with Sintef IKT and UiO on improved DOE technology
- Internal R&D projects on continued improvement of material recognition and camera based recognition



Helping the world recycle
TOMRA
Materials Handling

Materials Handling – Financials

TOMRA

Figures in NOK million	4Q 2006	4Q 2005	FY 2006	FY 2005
Revenues	266	201	1,021	848
• US East/Canada	119	105	500	469
• US West (California)	147	96	521	379
Gross contribution ***In %***	55 *21%*	43 *21%*	221 *22%*	196 *23%*
Operating expenses	29	38	120	131
Operating profit ***In %***	26 10%	5 *2%*	101 *10%*	65 8%
Excluding 2005 restructuring charges				
Gross contribution	55	43	221	196
Gross contribution margin	*21%*	*21%*	*22%*	*23%*
Operating expenses	29	32	120	125
Operating profit	26	11	101	71
Operating profit margin	*10%*	*5%*	*10%*	*8%*

Materials Handling – Highlights



US East/ Canada

- Revenues of 78.0 MUSD, up 7% versus 2005; measured in NOK revenues equaled 500 MNOK which is also up 7% versus 2005
- Revenues were up despite a decline in container volumes due to improved material marketing and PET processing activities in Canada




US West (California)

- Revenues of 81.2 MUSD, up 38% versus last year; 37% increase when measured in NOK to 521 MNOK
- The increase was driven by 13% container volume growth, increased commercial volumes and attractive commodity prices



California business model strengthened, positive development expected to continue



- Continued volume growth on the back of increased deposit amounts from 1 January 2007
- Potential to secure more attractive commodity prices than in 2006
- Business model less risky due to more predictable legislative framework and less exposure towards workers compensation issues due to improved safety focus
- Potential deployment of volume reduction technology to reduce transportation costs

Helping the world recycle

TOMRA

Industrial Processing Technology

Industrial Processing Technology – Financials

Figures in NOK million	4Q 2006	4Q 2005*	FY 2006	FY 2005*
Revenues	155	117	504	379
• Nordic	22	27	65	83
• Central Europe & UK	67	74	262	203
• Rest of Europe	32	1	87	30
• US/Canada	13	10	31	23
• Rest of World	21	5	59	40
Gross contribution	72	53	240	174
In %	*46%*	*45%*	*48%*	*46%*
Operating expenses	48	34	161	137
Operating profit	24	19	79	37
In %	*15%*	*16%*	*16%*	*10%*

Excluding 2005 restructuring charges

	4Q 2006	4Q 2005*	FY 2006	FY 2005*
Gross contribution	72	53	240	174
Gross contribution margin	*46%*	*45%*	*48%*	*46%*
Operating expenses	48	32	161	132
Operating profit	24	21	79	42
Operating profit margin	*15%*	*18%*	*16%*	*11%*

* Not including CommoDaS, which was included as of 1 July 2006

Industrial Processing Technology – Highlights

Recognition & sorting (TiTech&CommoDaS)

- Fourth consecutive record year in TiTech
  - Revenues up more than 40% versus 2005
  - Stable margin picture
- CommoDaS acquired in June 2006
  - Very positive sales development in second half 2006
  - Margins attractive, will improve further on the back of higher sales and integration with TiTech





Volume reduction (Orwak Group)

- Revenues up 4% versus last year
  - Strong growth in AB Orwak of 7%
  - Decline in Presona AB due to 14 MSEK in delayed orders
- Profits down compared to 2005
  - Improved profitability in AB Orwak
  - Decreased profits in Presona AB due to delayed orders (costs but not profit taken to P&L) and one-time costs of 5 MNOK









Industrial Processing Technology – Order book

NOK million


140
120
100
80
60
40
20
0
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06


Helping the world recycle
TOMRA
TESCO
Recycling



Collection Technology
Non-deposit Solutions

Collection Technology – Non-Deposit Solutions





Figures in NOK million	4Q 2006	4Q 2005	FY 2006	FY 2005
Revenues	8	1	11	3
• Central Europe & UK	7	-	7	
• Rest of World	1	1	4	3
Gross contribution ***In %***	(7)	0	(9)	0
Operating expenses	(27)	(8)	(64)	(66)
Operating profit ***In %***	(34)	(8)	(73)	(66)

UK update



New look and reduced footprint



Advanced user interface



Emptying from the front gives more flexibility in terms of placement of centers



Easy access to recognition unit and integrated collection of plastic bags

- 7 centers shipped and 5 centers installed in fourth quarter 2006
- Total project costs in 2006 of ~50 MNOK
- Change of main sub-supplier in November 2006 caused extra costs of ~15 MNOK
  - Partnertech appointed as new production partner/main sub-supplier
  - Installations will continue in first quarter 2007 to compensate for delays in fourth quarter 2006
- New centers well-received by customers, volumes developing favorably
- On track for installation of ~90 centers in Q2 and Q3

Japan update

- At the end of December, TOMRA and Sumitomo had installed ~50 RVMs in 8 wards in Tokyo
- From April to October, collected volumes equalled a daily average of approximatley 700 bottles per machine
- The project is attracting a lot of interest from media, and new incentives schemes also have a positive impact on collected volumes
- New machine models are being developed specifically for the Japanses market



Japan's largest newspaper Yomiuri Shimbun ran a front-page article on the project on 20 November



The national Japanese broadcaster NHK filmed a 3-minute segment that aired the same evening



The local government of Adachi Ward has launched a new incentive program using smart cards to boost recycling









Helping the world recycle

TOMRA

Outlook

The macro environment for recycling continues to develop very positively

		2006 examples/developments	Impact on TOMRA
Economic growth/ Increase in welfare	Waste per capita increasing	• 3-5% annual growth in solid waste in Europe and the US	• Increased revenues in California and US East Coast • More demand for TITech/ CommoDaS equipment
	Commodity prices increasing	• 30%+ increase in average aluminum prices 2006 vs. 2005 • Plastic prices stabilized at high levels	• Increased revenues in California • More demand for TITech/ CommoDaS equipment • TRC model more attractive
	Manual processes increasingly expensive	• Average wages up by ~3-3.5% in Europe and the US • Higher transportation costs	• More demand for RVMs • More demand for TiTech/C ommoDaS equipment • Higher costs on US East Coast and in California
Acknow-ledgment that something has to be done	Stricter regulations and more ambitious targets	• UN's report on climate changes • Draft EU Waste Framework Directive and Environmental technologies action plan in EU	• Potential deposit introductions • More demand for TITech/ CommoDaS equipment • More demand for TRC solution
	More focus on corporate social responsibility	• Wal-Mart: 500 MUSD to be spent on green initiatives • TESCO: 100 MGBP to be spent on community progam	• More demand for TRC solution


TOMRA SYSTEMS ASA
082 - 0333

TOMRA focus areas in 2007

To-do list 2007



- Capture new orders in Germany
- Capitalize on Nordic opportunities
- Introduce new products in the US (T-63, UNO)



- Maximize commodity pricing opportunities
- Reduce logistics costs in California through more compaction
- Assess alternative waste stream opportunities
- Extend current value cahin in California



- Expand into new segments and markets for TITech and CommoDaS
- Further improve Orwak performance
- Selected M&A

- Reach target of 100 RVMs in Tokyo and create momentum
- Deliver 100 TRCs to Tesco and obtain additional orders
- Initiate new TRC/ARC pilots in other markets


Helping the world recycle
TOMRA
Fiscal Year 2006

Addendum slide - Major shareholders*



1.	Orkla ASA	20 000 000	11.5%
2.	Folketrygdfondet	17 636 300	10.2%
3.	Tomra Systems ASA	9 126 547	5.3%
4.	State Street Bank (nominee)	5 254 547	3.0%
5.	Vital Forsikring	4 465 668	2.6%
6.	Danske Bank A/S (nominee)	4 377 715	2.5%
7.	Clearstream Banking (nominee)	3 389 185	2.0%
8.	Skagen Vekst	2 323 000	1.3%
9.	DnB NOR Norge	2 303 699	1.3%
10.	BNP Paribas (nominee)	2 252 500	1.3%
	SUB-TOTAL	**71 129 161**	**41.0%**
	Other shareholders	**102 512 703**	**59.0%**
	TOTAL (12 218 shareholders)	**173 641 864**	**100%**
	Total foreign ownership	**60 600 087**	**34.9%**

Addendum slide - Shareholders by nationality*

TOMRA

1.	Norway	65.1%	11 437
2.	Great Britain	10.9%	83
3.	USA	5.2%	165
4.	Denmark	4.1%	58
5.	Luxembourg	3.8%	39
6.	France	3.3%	20
7.	Sweden	1.7%	105
8.	Germany	1.4%	93
9.	Switzerland	0.8%	15
10.	*Holland*	0.6%	56
	TOTAL	**97.1%**	**12 071**



02.02.07 09:09 Marked=OB **TOM ORDER FROM FINLAND** avtaler

In connection with the introduction of deposit on non-refillable plastic bottles in Finland, a large Finnish retailer has placed an order worth approximately 80 MNOK with TOMRA. The order comprises close to 250 new machines plus upgrades of some of the retailer`s existing machines for cans and glass bottles. The equipment will be delivered during 2007 and 2008.

TOMRA is also in discussions with several other Finnish retailers related to potential upgrades of existing machines and orders for new machines.

For further comments, please contact CEO Amund Skarholt (+47 97 55 94 25) or VP Investor Relations Håkon Volldal (+47 97 71 99 73)

Asker, 2 February 2007
Tomra Systems ASA

22.01.07 09:35 Marked=OB TOM **INVITATION TO 4Q 2006 PRESENTATION** finansiell kalender

---

TOMRA`s fourth quarter 2006 results will be released on Tuesday 13 February 2007. The written material will be available from 16:35 CET at www.tomra.com (under the investor relations section), www.oslobors.no, www.huginonline.com and at Høyres Hus, Stortingsgaten 20 (6th floor), Oslo.

President & CEO Amund Skarholt will present the results at 16:45 CET. The presentation will be held in English and take place at Høyres Hus, Stortingsgaten 20 (6th floor), Oslo. A live broadcast of the presentation will be available on www.tomra.com and www.oslobors.no/webcast. A recorded version of the presentation will also be available after the broadcast has concluded.

Asker, 22 January 2007
Tomra Systems ASA


END